SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 31 May 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 02 May 2006
1.2 Transaction in Own Shares released on 03 May 2006
1.3 Director/PDMR Shareholding released on 03 May 2006
1.4 Transaction in Own Shares released on 04 May 2006
1.5 Transaction in Own Shares released on 05 May 2006
1.6 Transaction in Own Shares released on 08 May 2006
1.7 Transaction in Own Shares released on 09 May 2006
1.8 Transaction in Own Shares released on 10 May 2006
1.9 Transaction in Own Shares released on 11 May 2006
2.0 Director/PDMR Shareholding released on 11 May 2006
2.1 Transaction in Own Shares released on 12 May 2006
2.2 Transaction in Own Shares released on 15 May 2006
2.3 Transaction in Own Shares released on 16 May 2006
2.4 Transaction in Own Shares released on 17 May 2006
2.5 Transaction in Own Shares released on 18 May 2006
2.6 Transaction in Own Shares released on 19 May 2006
2.7 Transaction in Own Shares released on 22 May 2006
2.8 Transaction in Own Shares released on 23 May 2006
2.9 Transaction in Own Shares released on 24 May 2006
3.0 Transaction in Own Shares released on 25 May 2006
3.1 Transaction in Own Shares released on 26 May 2006
3.2 Additional Listing released on 26 May 2006
3.3 Transaction in Own Shares released on 30 May 2006
3.4 Transaction in Own Shares released on 31 May 2006

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  2 May 2006

BP p.l.c. announces that on 28 April 2006, it purchased 6,398,000 ordinary shares at prices between 676.50 pence and 686.00 pence per share and between 1230.17 cents and 1241.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,435,958,105 ordinary shares in Treasury, and has 20,252,461,953 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 May 2006

BP p.l.c. announces that on 2 May 2006, it purchased 6,375,000 ordinary shares at prices between 684.50 pence and 689.00 pence per share and between 1260.50 cents and 1273.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,442,333,105 ordinary shares in Treasury, and has 20,247,075,569 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 1.3


BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  3 May 2006

BP p.l.c. was informed on 2 May 2006, by the Trustee of the BP Employee Share Ownership Trust of the completion of the following transaction. Following an award by the Company's Remuneration Committee under the BP 2000 Long Term Performance Plan (Deferral) Ms V Cox, a person discharging managerial responsibility in BP p.l.c., acquired an interest in 44,193 Ordinary Shares (ISIN number GB0007980591) on 13 February 2006. The Trustee of the BP Employee Share Ownership Trust purchased BP Ordinary shares at GBP6.465 per share on 13 February 2006 to satisfy this award. Ms Cox acquired a beneficial interest in the shares shown above when the award took effect.

Following the award taking effect, the BP Share Ownership Trust sold on behalf of Ms Cox 18,119 Ordinary Shares on 13 February 2006 at GBP6.465 per share to meet the tax liability on the award of these shares.

This notice is given in fulfillment of the obligation under DR3.1.2R.

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 May 2006

BP p.l.c. announces that on 3 May 2006, it purchased 9,400,000 ordinary shares at prices between 679.0 pence and 693.5 pence per share and between 1245.33 cents and 1261.33 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 3 May 2006 it transferred to participants in its employee share schemes 715 ordinary shares at prices between 350.00 pence and 441.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,451,732,390 ordinary shares in Treasury, and has 20,237,906,575 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 463

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 May 2006

BP p.l.c. announces that on 4 May 2006, it purchased 9,000,000 ordinary shares at prices between 677.5 pence and 686.0 pence per share and between 1242.50 cents and 1264.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,460,732,390 ordinary shares in Treasury, and has 20,229,082,033 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 463

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 May 2006

BP p.l.c. announces that on 5 May 2006, it purchased 9,400,000 ordinary shares at prices between 675.0 pence and 685.0 pence per share and between 1261.67 cents and 1271.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,470,132,390 ordinary shares in Treasury, and has 20,221,005,130 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 May 2006

BP p.l.c. announces that on 8 May 2006, it purchased 9,400,000 ordinary shares at prices between 675.0 pence and 690.0 pence per share and between 1253.50 cents and 1261.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,479,532,390 ordinary shares in Treasury, and has 20,211,969,326 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 463

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 May 2006

BP p.l.c. announces that on 9 May 2006, it purchased 9,350,000 ordinary shares at prices between 676.0 pence and 684.0 pence per share and between 1263.5 cents and 1271.7 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,488,882,390 ordinary shares in Treasury, and has 20,202,984,090 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 May 2006

BP p.l.c. announces that on 10 May 2006, it purchased 9,350,000 ordinary shares at prices between 675.0 pence and 682.5 pence per share and between 1256.00 cents and 1270.83 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 10 May 2006 it transferred to participants in its employee share schemes 8775 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,498,223,615 ordinary shares in Treasury, and has 20,194,129,743 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.0

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 May 2006

BP p.l.c. was advised on 10 May 2006, by Computershare Plan Managers that on 10 May 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.83 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr. I. C. Conn                       51 shares
Dr. A.B. Hayward                     51 shares
Mr. J.A. Manzoni                     54 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                     51 shares


BP p.l.c. was also notified by Dr B E Grote, a director of BP p.l.c., that he received an award under the BP UK long service award scheme on 11 January 2005 in recognition of the completion of his 25th year with the company. He chose to receive the value of the award in the form of BP shares and 94 BP ordinary shares (ISIN number GB0007980591) were purchased by Pershing Securities Limited at GBP5.31915 per share on 11 January 2005 to meet this award.

This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 May 2006

BP p.l.c. announces that on 11 May 2006, it purchased 8,431,049 ordinary shares at prices between 676.0 pence and 684.0 pence per share and between 1261.00 cents and 1274.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,506,654,664 ordinary shares in Treasury, and has 20,186,498,642 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 May 2006

BP p.l.c. announces that on 12 May 2006, it purchased 6,385,000 ordinary shares at prices between 660.0 pence and 670.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,513,039,664 ordinary shares in Treasury, and has 20,180,353,737 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 463

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 May 2006



BP p.l.c. announces that on 15 May 2006, it purchased 6,454,500 ordinary shares at prices between 643.0 pence and 660.0 pence per share and between 1209.83 cents and 1223.33 cents per share. The purchased shares will all be held as Treasury shares.



Following the above transactions, BP p.l.c. holds 1,519,494,164 ordinary shares in Treasury, and has 20,174,136,829 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 May 2006



BP p.l.c. announces that on 16 May 2006, it purchased 6,600,000 ordinary shares at prices between 638.5 pence and 646.0 pence per share. The purchased shares will all be held as Treasury shares.



Following the above transactions, BP p.l.c. holds 1,526,094,164 ordinary shares in Treasury, and has 20,167,704,099 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  18 May 2006

BP p.l.c. announces that on 17 May 2006, it purchased 8,250,000 ordinary shares at prices between 622.0 pence and 644.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,534,344,164 ordinary shares in Treasury, and has 20,159,522,211 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 May 2006

BP p.l.c. announces that on 18 May 2006, it purchased 8,500,000 ordinary shares at prices between 614.0 pence and 625.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 17 May 2006 it transferred to participants in its employee share schemes 25,629 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,542,818,535 ordinary shares in Treasury, and has 20,151,208,098 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 May 2006

BP p.l.c. announces that on 19 May 2006, it purchased 6,750,000 ordinary shares at prices between 623.5 pence and 630.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,549,568,535 ordinary shares in Treasury, and has 20,144,567,776 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 May 2006

BP p.l.c. announces that on 22 May 2006, it purchased 5,850,000 ordinary shares at prices between 608.5 pence and 624.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,555,418,535 ordinary shares in Treasury, and has 20,138,815,108 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 May 2006

BP p.l.c. announces that on 23 May 2006, it purchased 4,200,000 ordinary shares at prices between 616.0 pence and 636.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,559,618,535 ordinary shares in Treasury, and has 20,134,622,692 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 May 2006

BP p.l.c. announces that on 24 May 2006, it purchased 5,594,900 ordinary shares at prices between 617.50 pence and 622.0 pence per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 24 May 2006 it transferred to participants in its employee share schemes 5,757 ordinary shares at prices between 350.00 pence and 511.00 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,565,207,678 ordinary shares in Treasury, and has 20,129,044,249 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 May 2006

BP p.l.c. announces that on 25 May 2006, it purchased 3,166,704 ordinary shares at prices between 611.00 pence and 630.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,568,374,382 ordinary shares in Treasury, and has 20,125,936,785 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.2
BP p.l.c.  -  Additional Listing
BP p.l.c.  -  30 May 2006

26 May 2006




                            BP p.l.c.("the Company")

                    ---------------------------------------

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 40,000,000 Ordinary shares of US$0.25 each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 31 May 2006 and trading will commence on 1 June 2006.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


Schemes                                                         Shares

EXECUTIVE SHARE OPTION SCHEMES                                40,000,000

When issued these shares will rank pari passu with the existing Ordinary shares.

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 May 2006

BP p.l.c. announces that on 26 May 2006, it purchased 5,850,000 ordinary shares at prices between 633.00 pence and 640.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,574,224,382 ordinary shares in Treasury, and has 20,120,106,383 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  31 May 2006

BP p.l.c. announces that on 30 May 2006, it purchased 5,025,000 ordinary shares at prices between 625.50 pence and 639.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,579,249,382 ordinary shares in Treasury, and has 20,115,090,783 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 5 June 2006                                /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary